UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                   Under the Securities Exchange Act of 1934
                            (Amendment No. ______)*


                                Maritrans, Inc.
                          ----------------------------
                                (Name of Issuer)

                                  Common Stock
                       ----------------------------------
                         (Title of Class of Securities)

                                  570363-10-1
                             ---------------------
                                 (CUSIP Number)

           I. Wistar Morris, III Morris Investment Management Company
      200 Four Falls Corporate Center, Ste. 208, W. Conshohocken, Pa 19428
     ---------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                          Fiscal Year ending 12/31/97
                        --------------------------------
             Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box /_/.

Check the following box if a fee is being paid with the statement /_/. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

-------------------------                             --------------------------
CUSIP No. 570363-10-1                                        Page 2 of 6 Pages
-------------------------                             --------------------------

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1     |      NAME OF REPORTING PERSON
      |      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      |
      |      I. Wistar Morris, III
      |      SS# ###-##-####
-------------------------------------------------------------------------------
      |
2     |      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |_|
      |                                                                (b) |_|
      |        N/A
--------------------------------------------------------------------------------
3     |      SEC USE ONLY
      |
--------------------------------------------------------------------------------
4     |      SOURCE OF FUNDS*
      |
      |                Personal Funds
--------------------------------------------------------------------------------
5     |      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      |      TO ITEMS 2(d) OR 2(e)
      |          N/A                                                       |_|
--------------------------------------------------------------------------------
6     |      CITIZENSHIP OR PLACE OF ORGANIZATION
      |      Pennsylvania U.S.
      |
--------------------------------------------------------------------------------
                                   |  7  |   SOLE VOTING POWER
                                   |     |
                                   |     |   246,100
      NUMBER OF SHARES             |-----|--------------------------------------
        BENEFICIALLY               |  8  |   SHARED VOTING POWER
       OWNED BY EACH               |     |
      REPORTING PERSON             |     |   None
            WITH                   |-----|--------------------------------------
                                   |  9  |   SOLE DISPOSITIVE POWER
                                   |     |
                                   |     |   246,100
                                   |-----|--------------------------------------
                                   |  10 |   SHARED DISPOSITIVE POWER
                                   |     |
                                   |     |   600,424
--------------------------------------------------------------------------------
11  |   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    |     846,524
--------------------------------------------------------------------------------
12  |   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    |   SHARES*
    |     N/A                                                            |_|
--------------------------------------------------------------------------------
13  |   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    |
    |     7.02%
--------------------------------------------------------------------------------
14  |    TYPE OF REPORTING PERSON*
    |
    |     IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
                         FILED BY I. WISTAR MORRIS, III
                          IS SET FORTH IN ITS ENTIRETY
                            REGARDING MARITRANS INC.

         Security and Issuer

         This statement relates to the common stock of Maritrans Inc. (The "Company"). The Company's principal offices are located at One Logan Square Philadelphia, PA 19103.


Item 2.  Identity and Background.

         The name of the person filing this statements is I. Wistar Morris, III, an individual (the "reporting person"). The reporting person's business address is 200 Four Falls Corporate Center, Suite 208, Route 23 & Woodmont Road, West Conshohocken, Pa. 19428. The reporting person is president of Morris Investment Management Company, a registered investment advisor.

         During the last five years, the reporting person has not been convicted in a criminal proceeding. During the last five years, the reporting person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which was or is subject to a judgment, decree or final order enjoining future violation of, or prohibiting or mandatory activities subject to federal or state securities laws of finding any violation with respect to such laws.

         The reporting person is a United States citizen.


Item 3.  Source and Amount of Funds or Other Consideration.

         This schedule 13D covers 246,100 shares beneficially owned by Morris individually and through his immediate family and 600,424 shares as to which Morris has been given discretionary trading authority by certain of his customers in the course of his business as a registered securities representative (the "Discretionary" Accounts). Of the 246,100 shares beneficially owned by Morris individually and through his immediate family, 15,000 shares are held in nominee's name for his benefit; 60,000 shares are held in an IRA acccount for his benefit; 71,000 shares are held for the benefit of his wife, in nominee name; and

         80,000 shares are held for the benefit of his daughters, who are minor children in trusts and custodianship as to which his wife is the trustee and custodian, 10,100 held in his personal name and 10,000 held in nominee name for the benefit of Morris Investment Management. The stock beneficially owned by Morris individually and through his immediate family was purchased through personal funds over a period of time beginning in August 27, 1990 at various prices. The stock held in the Discretionary Accounts has been purchased in various amounts at different times and prices since June, 1991. Morris believes that such stock was purchased by his clients with personal funds, but has no personal knowledge of the source of funds. This Schedule 13D does not cover any shares held by other customers of Morris' as to which Morris has no discretionary trading authority and no voting power, and Morris disclaims beneficial ownership as to any such shares.


Item 4.  Purpose of Transaction.

         The purpose of the acquisition of the stock beneficially owned by the reporting person and his immediate family is for personal investment. To the best of his knowledge, the stock held in the Discretionary Accounts was acquired and is held for investment. Mr. Morris expects, from time to time, to add to family or client holding as circumstances warrant, or conversely to sell shares as circumstances warrant. With respect to the stock beneficially owned by Morris individually and through his immediate family, Morris does not have any present intentions or plans with respect to the following.

         (a) An extraordinary corporate transaction--such as a merger, reorganization, or liquidation--involving the Company or any of its subsidiaries,

         (b) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries, (c) Any change in the present board of directors or management of the Company, including any plans or proposals to change the name or term of directors or to fill any existing vacancies on the board, (d) Any material change in the present capitalization or dividend policy of the Company, (e) Any other material change in the Company's business or corporate structure, (f) Changes in the Company's charter, bylaws, or instruments corresponding thereto or other actions that may impede the acquisition of the control of the Company by any person, (g) Causing a class of securities of the Company to be delisted from a national securities exchange or to case to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (h) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12 (g) (4) of the Act, or (i) Any action similar to any of those enumerated above.

         Morris has no voting power with respect to the stock, held in the Discretionary Accounts. To the best of his knowledge, the beneficial owners of such stock do not have any plans or intentions with respect to the foregoing.

Item 5.  Interest in Securities of the Issuer.

         (a) Morris individually and through his immediate family beneficially owns 246,100 shares of common stock of the Company, which based on the Company's interim report for the quarter ended Sept. 30, 1997 represents approximately 2.04% of the outstanding common stock. In addition, he has dispositive power with respect to 600,424 shares held in the Discretionary Accounts, about 4.99% of the outstanding stock as of Sept 30, 1997 giving Morris beneficial ownership of an aggregate of 846,524 shares, being approximately 7.03% of the outstanding common stock as of Sept. 30, 1997.

         (b) Morris has the sole voting power and the sole dispositive power over 10,000 shares held for his benefit in nominee name and, through the plan trustee, over 60,000 shares held in the IRA account Boenning and Scattergood, 10,100 registered in his own name and 10,000 held by Morris Investment Management held in nominee name. He has no voting power but he has shared dispositive power with respect to the total 600,424 shares held in the Discretionary Accounts and 246,100 shares held by members of his immediate family.

         Morris' wife has sole voting power and shared dispositive power with respect to the shares held in nominee name for her benefit and with respect to shares held in her name as custodian on behalf of Morris' daughters.

         Sole voting power and shared dispositive power as to those shares in the Discretionary Accounts are held by numerous investors who are clients of Morris' in his capacity as a registered securities representative. None of such individuals owns in excess of one half of 1% of the outstanding shares.

         (c) Information regarding transactions in the Company shares in which Morris was involved including those involved in the discretionary accounts which were effected in the last 60 days, is set forth on Exhibit A attached hereto. All of such transactions were effected on the open market through a broker-dealer.

                           Trade       Number of     Price         Where
         Transaction       Date        Shares        Per Share     Effected
         -----------       --------    ---------     ---------     --------
         (3) Buy           11/03/97      2,400         9.063         NYSE
         (3) Buy           11/03/97      2,500         9.063         NYSE
         (3) Buy           11/03/97      1,200         9.063         NYSE
         (3) Buy           11/03/97        100         9.063         NYSE
         (3) Buy           11/03/97        400         9.063         NYSE
         (3) Buy           11/03/97        250         9.063         NYSE
         (3) Buy           11/03/97      2,800         9.063         NYSE
         (3) Buy           11/04/97      3,000         9.063         NYSE
         (3) Buy           11/03/97        400         9.063         NYSE
         (3) Buy           11/13/97      1,000         9.375         NYSE
         (3) Buy           11/13/97      1,000         9.375         NYSE
         (3) Sale          11/21/97        400         9.75          NYSE
         (3) Sale          12/04/97      1,100         9.188         NYSE
         (3) Sale          12/04/97      1,400         9.188         NYSE
         (3) Sale          12/04/97        500         9.375         NYSE
         (3) Sale          12/16/97        100         9.625         NYSE
         (1) Buy           11/05/97      4,000         9.125         NYSE
         (1) Buy           11/05/97      1,000         9.188         NYSE

         (3) Discretionary
         (1) Reporting Person

         (d) Not applicable

         (e) Not applicable


Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

         Morris has no contracts, arrangements, understandings, or relationships (legal or otherwise) with anyone with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder's fees, joint venture, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, other than the right to buy and sell shares held for the benefit of his daughters in trusts and custodianships and shares held for the benefit of his wife, and shares in the Discretionary Accounts in his discretion. Morris has no right to vote any of the shares in the Discretionary Accounts or the shares held for the benefit of his wife and daughters.


Signature
----------
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


Date:  February 2, 1998



I. Wistar Morris, III